Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended
	2009	2010	2011	2012	2013	March 31, 2014
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$8,471	$(50,074)	$46,807	$73,787	$62,174	$22,598
Capitalized interest	(112)	(84)	(106)	(3,891)	(13,324)	(4,050)
Depreciation of capitalized interest	30	36	43	302	1,190	1,460
Distributions from 50% or less owned companies carried at equity	950	6,482	20,028	38,809	46,564	12,580

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$9,339	$(43,640)	$66,772	$109,007	$96,604	$32,588

Fixed charges
Interest on long-term debt	$13,736	$22,992	$35,771	$40,923	$48,583	$12,804
Capitalized interest	112	84	106	3,891	13,324	4,050
Rental expenses representative of an interest factor	2,990	3,904	4,570	5,383	6,919	2,538

Total fixed charges	$16,838	$26,980	$40,447	$50,197	$68,826	$19,392

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$26,177	$(16,660)	$107,219	$159,204	$165,430	$51,980

RATIO OF EARNINGS TO FIXED CHARGES	1.6	—	2.7	3.2	2.4	2.7